Exhibit 4.21

Summary Translation

Lease Agreement between Zhejiang Tantech Bamboo Technology Co., Ltd. and Zhejiang Forest Food Co., Ltd.

Party A: Zhejiang Tantech Energy Technology Co., Ltd.

Party B: Zhejiang Forest Food Co., Ltd.

In July 6, 2020, the two parties signed a Lease Agreement, Party A rented the building to Party B.

The building is located in 5th floor, 888 Tianning Street, Liandu District, Lishui City, Zhejiang Province, China, with an area of 1914 square meters.

And the building is used as production and office space for Party B.

The rental period of the building is 10 years, from July 14, 2020 to July 13, 2030. The rent is paid every six months. The total annual rent of the building is 459,360 yuan.

The Agreement is made in duplicate with all parties herein holding one copy each with the same legal effect.

Zhejiang Tantech Bamboo Technology Co., Ltd.

Zhejiang Forest Food Co., Ltd.